SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 9, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F      X           Form 40-F
                              ---------                 ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                     Yes                        No          X
                              ---------                 ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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   CNOOC Limited Acquires 45% Stake in Offshore Nigerian Oil Mining License
                       130 for US $2.268 Billion in Cash

(Hong Kong, January 9, 2006) - CNOOC Limited (the "Company", NYSE: CEO, SEHK:
883) signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in an offshore oil mining license "OML 130" in Nigeria for US$2.268 billion in cash, subject to adjustments. The purchase will be funded from the internal resources of the Company.

OML 130 is covered by both a Production Sharing Agreement ("PSA") and a Production Sharing Contract ("PSC"), each of which governs a 50% interest in OML 130. SAPETRO is currently the sole contractor and 100% interest holder in the PSC. Under this agreement, the Company will be acquiring a 90% interest in the PSC and hence, a 45% working interest in OML 130.

Located in Nigeria, one of the world's largest crude oil exporters, the Niger Delta region is one of the world's most prolific oil and gas basins. OML 130 covers an area of approximately 500 square miles in the Niger Delta and is a deep water block with water depths ranging around 1,100 m to 1,800 m. OML 130 contains the Akpo field, which was discovered in 2000. Besides Akpo, OML 130 contains three other significant discoveries - Egina, Egina South and Preowei. The block also contains a range of further exploration prospects. Akpo's P50 liquid recoverable volumes have been estimated by Total, the operator of OML 130, to be approximately 600 mmbbls, with potential for additional P50 recoverable oil in excess of 500 mmbbls for the whole OML130 area. Akpo is expected to come on-stream by the end of 2008 and reach peak production shortly thereafter. Total production is expected to increase sharply when Egina, Egina South and Preowei will come on-line. At a price of approximately US $4.6/boe (multiple calculated based on the P50 recoverable volumes of Akpo and other additional volumes in the OML 130 area), the acquisition is on highly attractive terms even compared to other recent world-scale upstream transactions.

Commenting on the acquisition, Chairman and Chief Executive Officer, Fu Chengyu said: "The purchase of this interest in OML 130 helps CNOOC gain access to an oil and gas field of huge interest and upside potential, located in one of the world's largest oil and gas basins. With one of the leading deep water experts as the operator of the field, we have every confidence for the fast and efficient production of oil."

He further commented: "This transaction is perfectly aligned with the CNOOC's long term strategy of achieving growth through the exploration and development of offshore fields and achieving geographic diversification of the company's portfolio."

The transaction is expected to close in the first half of 2006, and is conditional on, among other things, Nigerian National Petroleum Corporation ("NNPC") and Chinese government approvals.

Goldman Sachs (Asia) L.L.C acted as financial advisor to the Company in connection with this transaction.

More information about the transaction can be found on the Company's website (www.cnoocltd.com).

End


Conference Call Information:

6:00 p.m. HKT Investor and Analyst Call

CNOOC Limited (the "Company") will host a conference call on January 9, 2006 at 6:00 p.m. HKT to discuss the transaction. The slides will be available on the Company's website. To access this conference call, please use the following numbers:

Hong Kong:                 3005 2050

China - Netcom*:           10 800 852 1179

China - Telecom*:          10 800 152 1179

Singapore:                 800 852 3576

United States:             1 866 549 1292

International:             852 3005 2050

Passcode                   425978#
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6:45 p.m. HKT Media Call

A conference call for media will be held today at 6:45 p.m. at the following numbers:

Hong Kong:                 3005 2050

China - Netcom*:           10 800 852 1179

China - Telecom*:          10 800 152 1179

Singapore:                 800 852 3576

United States:             1 866 549 1292

International:             852 3005 2050

Passcode                   260291#
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*Depend on telephone service provider in China: China Netcom or China Telecom

For further enquiries, please contact:



Investor                    Xiao Zongwei

                            86 10 8452 1646

                            CNOOC Limited

Media

China:                      Tim Payne or Ray Bashford

                            852 3512 5000

                            Brunswick Group

                            Caroline Jinqing Cai

                            86 10 6535 2245

                            Brunswick Group

Africa:                     Roderick Cameron

                            27 11 268 5750

                            Brunswick Group

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees as at December 31, 2004.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***
This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: whether a transaction with South Atlantic Petroleum Limited ("SAPETRO") will occur and the terms and conditions of any such transaction; the extent and timing of our ability to realize synergies from the transaction; the effect of the transaction on employees, customers and other persons that have a material commercial relationship with CNOOC Limited ("CNOOC Ltd.") or SAPETRO and our ability to maximize the value of those relationships; the possibility that the anticipated benefits from the acquisition cannot be fully realized; the possibility that costs or difficulties related to the integration of SAPETRO operations will be greater than expected; the impact of competition; the parties' ability to obtain required regulatory and other approvals in connection with the transaction; and other risk factors relating to our industry as detailed from time to time in each of CNOOC Ltd.'s reports filed with the SEC. In addition, future results could also differ materially from those expressed in the forward looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CNOOC Ltd. undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
                                  *** *** ***

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:  Cao Yunshi
                                              Title: Company Secretary

Dated: January 9, 2006